EXHIBIT 12
DENBURY RESOURCES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine months ended September 30,
	2004	2005	2006	2007	2008(1)	2009(1)
(amounts in thousands)
Earnings:
Pretax income from continuing operations	$121,840	$248,041	$329,574	$393,414	$624,228	$(128,381)
Plus: Equity in (earnings) loss of affiliates	136	(314)	(776)	1,110	(5,354)	(5,802)
Plus: Distributions of equity investee	508	528	925	1,427	7,139	8,197
Plus: Amortization of capitalized interest	—	—	53	169	1,420	1,708
Plus: Fixed charges (below)	20,412	21,059	37,533	55,917	67,576	90,735
Less: Interest capitalized		(1,649)	(11,333)	(20,385)	(29,161)	(48,699)

Earnings	$142,896	$267,665	$355,976	$431,652	$665,848	$(82,242)

Fixed Charges:
Interest expense	$19,468	$17,978	$23,575	$30,830	$32,596	$36,960
Capitalized interest	—	1,649	11,333	20,385	29,161	48,699
Interest component of rent expense(3)	944	1,432	2,625	4,702	5,819	5,076
Imputed preferred dividend	—	—	—	—	—	—
Preferred dividend tax effect	—	—	—	—	—	—

Fixed charges	$20,412	$21,059	$37,533	$55,917	$67,576	$90,735

Ratio of earnings to fixed charges	7.0	12.7	9.5	7.7	9.9	— (2)

(1)	The pro forma ratio of earnings to fixed charges is calculated as it relates only to Denbury and its capital structure. It gives effect to the use of $600 million of proceeds from the notes offered hereunder and the higher interest expense assuming Enore’s 6% Senior Subordinated Notes, 6.25% Senior Subordinated Notes, and 7.25% Senior Subordinated Notes (collectively “Encore’s Old Notes) will be purchased either through tender offers or change of control offers. The higher interest expense added to fixed charges represents only incremental interest expense (approximately 2%) to be incurred under the notes offered hereunder over the weighted average interest rate of Encore’s Old Notes. The pro forma ratio of earnings to fixed charges does not include any adjustments for Encore’s historical earnings or fixed charges, nor does it include any fixed charges associated with the other $400 million of proceeds from the notes offered hereunder used to effect the acquisition. Based upon these assumptions, the ratio of pro forma earnings to fixed charges for the year ended December 31, 2008 was 8.3x, and pro forma earnings were inadequate to cover pro forma fixed charges during the nine months ended September 30, 2009 by $182.5 million.

(2)	Earnings were inadequate to cover fixed charges for the nine months ended September 30, 2009 by $173.0 million.

(3)	Represents that portion of rental expense which we believe to be representative of an interest factor.